Via Facsimile and U.S. Mail
Mail Stop 6010

January 9, 2009

Mr. William C. Tepe
Chief Financial Officer
American Safety Insurance Holdings, Ltd.
The Boyle Building, 2nd Floor
31 Queen Street
Hamilton, HM 11 Bermuda

**Re:     American Safety Insurance Holdings, Ltd.
          Form 10-K for Fiscal Year Ended December 31, 2007
          Form 10-Q for Fiscal Quarter Ended June 30, 2008
          File No. 1-14795**

Dear Mr. Tepe:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                                        Sincerely,


                                                        Joel Parker
                                                        Branch Chief